EXHIBIT 4.5.9 – AGREEMENT TO CONVERT CONVERTIBLE SUBORDINATED NOTE TO SHARES OF THE COMPANY’S COMMON STOCK SCOTT BROCK

December 23, 2003

Mr. Jason K. Wadzinski

President/CEO

Advant-e Corporation

2680 Indian Ripple Road

Dayton, OH 45440

Mr. Wadzinski,

This letter is to inform you of my request to convert $25,000 of the Convertible Subordinated Note dated July 9, 2002 that I hold into common stock of Advant-e Corporation.

Based on the conversion price of $1.10 per share, I am expecting to be issued 22,727 shares of Advant-e Common Stock as per the Note Purchase Agreement dated July 9, 2002.

As of January 5, 2004 when the note is due, there will be $681 of accrued interest that I would like paid in cash.

I will forward to you the original Convertible Subordinated Note as per the terms of the Note Purchase Agreement.

Sincerely,

Scott Brock

Tobat Capital, LLC

300 Crescent Court, Suite 1170 Dallas, Texas 75201

214.468.9119 (Telephone) 2 14.468.0440 (Facsimile)

www.tobatcapital.com

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